Exhibit 99.2

China Nepstar Chain Drugstore Reports Second Quarter 2011 Financial Results

-  Same Store Sales Increase 9.8%  -

Shenzhen, China, August 23, 2011 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Financial Highlights

For the quarter ended June 30, 2011:

•	Revenue increased by 7.3% to RMB606.6 million (US$93.8 million), compared to revenue of RMB565.2 million in the second quarter of 2010.

•	Same store sales increased by 9.8% over the same period in 2010.

•	Gross margin was 47.8%.

•	Net income was RMB6.5 million (US$1.0 million).

•	Net cash flow from operations was RMB42.6 million (US$6.6 million).

Mr. Simin Zhang, Chairman of the Board of Nepstar, commented, “Our merchandise diversification efforts continue to help mitigate the negative impact of price cuts imposed by government on pharmaceutical products. During the quarter, we achieved a 9.8% increase in same store sales compared to that in the second quarter of 2010. While we are expanding our revenues, we remain focused on optimizing our product mix, both in pharmaceutical categories and in non-pharmaceutical categories, to protect gross margins.”

“Driving revenue growth and remaining competitive with an optimal product mix remain the central themes of our strategy at this stage,” continued Mr. Zhang. “We are encouraged that our existing customers are attracted to the new product categories we have introduced so far and we are utilizing this opportunity to highlight service quality and the overall shopping experience in an effort to improve average spending per customer visit and same store productivity.”

Second Quarter Results

During the second quarter of 2011, the Company opened 18 new stores and closed 40 stores. As of June 30, 2011, Nepstar had a total of 2,511 stores in operation.

Revenue for the quarter increased by 7.3% to RMB606.6 million (US$93.8 million), compared to revenue of RMB565.2 million for the same period in 2010. Increase in sales of non-pharmaceutical products continued to reduce the negative impact on drug sales from ongoing healthcare reform that has led to price cuts and the diversion of patients from drugstores.

Second quarter revenue contribution from prescription drugs was 19.1%, OTC drugs was 35.2%, nutritional supplements was 19.1%, traditional Chinese herbal products was 3.8% and convenience and other products was 22.8%.

Same store sales (for 2,239 stores opened before December 31, 2009) for the second quarter of 2011 increased by 9.8% compared to the same period in 2010. This growth was mainly attributable to increased sales of non-pharmaceutical products.

Nepstar’s portfolio of private label products included 1,818 products as of June 30, 2011. Sales of private label products represented approximately 31.3% of revenue and 42.3% of gross profit for the second quarter of 2011. The Company continued to make efforts to provide high-quality yet reasonably-priced private label products in the convenience products category. In the second quarter, private label products’ contribution to sales of the convenience products category reached 27.2%, helping maintain a reasonably favorable gross profit margin level on sales of convenience products.

Second quarter gross profit was RMB289.9 million (US$44.9 million), compared to RMB283.2 million in the same period of 2010. Gross margin in the second quarter of 2011 was 47.8%, compared to 50.1% in the second quarter of 2010 and 47.7% in the first quarter of 2011. The decrease in gross margin year over year was mainly due to mandatory price cuts on pharmaceuticals and changes in revenue mix as the Company introduced more convenience products with a lower gross margin.

Sales, marketing and other operating expenses as a percentage of revenue in the second quarter of 2011 decreased to 41.8% compared to 42.7% in the second quarter of 2010. This decrease was primarily due to higher sales revenue generated from the merchandise diversification strategy and rigorous cost control efforts.

General and administrative expenses as a percentage of revenue in the second quarter of 2011 were 4.6%, remaining stable compared to the second quarter of 2010.

As the result of the factors discussed above, income from operations in the second quarter of 2011 was RMB8.2 million (US$1.3 million) compared to a loss of RMB12.6 million in the second quarter of 2010. The loss in the second quarter of 2010 was due to a one-time non-recurring penalty charge in the amount of RMB26 million (US$3.8 million) imposed by State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE penalty”).

Interest income for the second quarter was RMB5.6 million (US$0.9 million), compared to RMB5.3 million in the second quarter of 2010. The increase in interest income was mainly due to an increase in interest rates set by the Chinese government in the first half of the year. Dividend income from cost method investments was RMB0.9 million (US$0.14 million) for the second quarter of 2011, compared to RMB0.03 million in the second quarter of 2010. Equity in income of an equity method investee was a loss of RMB0.4 million (US$0.06 million), compared to an income of RMB1.5 million in the second quarter of 2010.

Nepstar’s effective tax rate was 55.1% for the second quarter of 2011, compared to -130.2% for the same period in 2010. The negative effective tax rate for the second quarter of 2010 was primarily a result of the, non-deductible SAFE penalty recorded in the second quarter of 2010.

Net income for the second quarter of 2011 was RMB6.5 million (US$1.0 million), which represented RMB0.06 (US$0.01) basic and diluted earnings per American depositary share (“ADS”). This compares to a net loss of RMB13.4 million, which represented RMB0.12 basic and diluted loss per ADS in the same period in 2010. The total number of outstanding ordinary shares of the Company as of June 30, 2011 was 207.7 million. The weighted average number of ordinary shares in the second quarter of 2011 was 207.8 million. Each ADS represents two ordinary shares of the Company.

As of June 30, 2011, Nepstar’s total cash, cash equivalents and bank deposits were RMB1.003 billion (US$155.2 million) and its shareholders’ equity was RMB1.377 billion (US$213.0 million).

In the second quarter of 2011, net cash flow from operations was RMB42.6 million (US$6.6 million).

Business Outlook

“Entering into the second half of 2011, we typically enjoy some seasonal benefit from higher sales of cold and flu remedies as well as nutritional supplements, heading into the fall and winter. However, government policy remains a challenge. The recently announced price cut by the National Development and Reform Commission over certain pharmaceuticals will become effective on September 1st, affecting a total of 295 medicines including 290 prescription drugs and five OTC drugs Nepstar currently carries in our stores.

“We do believe that the Chinese healthcare sector reform will ultimately reset the competitive landscape of the entire drug supply chain in China. In the meantime, we are doing our best to strategize on ways to optimize our product offerings and sustain the momentum we have achieved to date,” concluded Mr. Zhang.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Tuesday, August 23, 2011 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through August 30, 2011 at 11:59 p.m. Eastern Time or August 31, 2011 at 11:59 a.m. Beijing Time. An archived webcast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 376909.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2011, the Company had 2,511 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.4635 on June 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com

Tables Follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Operations

(amounts in thousands – except per-share data)

	Three-month period ended
	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	USD

Revenue	565,216	606,580	93,847
Cost of goods sold	(281,990)	(316,663)	(48,992)

Gross profit	283,226	289,917	44,855

Sales, marketing and other operating expenses	(241,427)	(253,567)	(39,231)
General and administrative expenses	(28,863)	(28,115)	(4,350)

Other expense	(25,540)	—	—

(Loss) / Income from operations	(12,604)	8,235	1,274

Interest income	5,279	5,621	870
Dividend income from cost method investments	31	934	144
Equity in income of an equity method investee	1,475	(391)	(60)

(Loss) / Income before income tax expense	(5,819)	14,399	2,228

Income tax expense	(7,576)	(7,940)	(1,228)

Net (loss) / income attributable to China Nepstar Chain Drugstore Ltd.	(13,395)	6,459	1,000

Basic (loss) / earnings per ordinary share	(0.06)	0.03	0.005

Basic (loss) / earnings per ADS	(0.12)	0.06	0.01
Diluted (loss) / earnings per ordinary share	(0.06)	0.03	0.005
Diluted (loss) / earnings per ADS	(0.12)	0.06	0.01

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of December 31, 2010 RMB	As of June 30, 2011 RMB	As of June 30, 2011 USD
ASSETS
Current assets:
Cash, cash equivalents and bank deposits	1,139,796	1,003,247	155,217

Restricted cash	5,000	—	—
Accounts receivable, net of allowance for doubtful accounts	83,722	81,023	12,535
Amounts due from related parties	12,358	3,410	528
Prepaid expenses, deposits and other current assets	127,750	119,972	18,562
Inventories	433,265	408,171	63,150
Deferred tax assets	3,551	2,358	365

Total current assets	1,805,442	1,618,181	250,357

Non-current assets:
Property and equipment, net	192,019	171,584	26,547
Rental deposits	41,811	40,901	6,328
Cost method investments	12,638	12,638	1,955
Equity method investment	35,151	35,779	5,535

Land use right	8,227	—	—
Intangible assets, net	2,919	3,248	502
Goodwill	51,089	51,819	8,017
Deferred tax assets	1,813	2,195	340
Deposits for acquisitions	2,000	1,000	155

Total non-current assets	347,667	319,164	49,379

TOTAL ASSETS	2,153,109	1,937,345	299,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	313,773	296,434	45,863
Amounts due to related parties	24,461	17,659	2,732
Accrued expenses and other payables	131,330	110,036	17,024
Income tax payable	52,520	62,838	9,722

Dividend payable	—	29,076	4,499
Deferred income	26,102	15,147	2,343

Total current liabilities	548,186	531,190	82,183

Non-current liabilities:
Deferred income	18,794	18,334	2,837
Deferred tax liabilities	16,922	11,100	1,717

Total non-current liabilities	35,716	29,434	4,554

Total liabilities	583,902	560,624	86,737

Shareholders’ equity:
Share capital	164	164	25
Treasury stock	—	(4,797)	(742)
Additional paid-in capital	1,501,809	1,296,371	200,568
Accumulated other comprehensive loss	(41,563)	(40,895)	(6,327)
Retained earnings	108,797	125,878	19,475

Total shareholders’ equity	1,569,207	1,376,721	212,999

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,153,109	1,937,345	299,736